March 31, 2023
Via Email and
EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:    Ms. Suying Li
Office of Trade & Services

Re:    Universal Corporation
Form 10-K for Fiscal Year Ended March 31, 2022
Filed May 27, 2022
File No. 001-00652

Dear Ms. Li,

As Senior Vice President and Chief Financial Officer of Universal Corporation, a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated March 13, 2023 (the “Commission Comment Letter”). We appreciate your agreement on March 21, 2023, to extend the due date for the Company’s response to April 7, 2023.

Set forth below are the Company’s responses. For ease of reference, the Staff comments are reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and are followed by the corresponding responses of the Company. When used in our responses, the “Company,” “we,” “us,” and “our” refer to Universal Corporation.

Form 10-K for Fiscal Year Ended March 31, 2022
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Highlights
Reconciliation of Certain Non-GAAP Financial Measures
Adjusted Net Income and Diluted Earnings Per Share Reconciliation, page 29

1. Please revise your reconciliation to separately present the income tax effects related to the non-GAAP adjustments and provide an explanation of how the tax impacts are determined. Refer to Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:
The Company acknowledges the Staff’s comment and in future filings will quantify the total income tax impact for the non-GAAP adjustments to income before income taxes in a single line item on the Adjusted Net Income Reconciliation. Additionally, the Company will provide explanation and clarification of how the income tax expense (benefit) on non-GAAP adjustments is determined in the parenthetical footnotes to the Adjusted Net Income Reconciliation.

U.S. Securities & Exchange Commission
March 31, 2023

Below is a presentation of the Adjusted Net Income and Adjusted Diluted Earnings Per Share Reconciliation for fiscal years ended March 31, 2022, and 2021 reflecting these changes:

Adjusted Net Income and Adjusted Diluted Earnings Per Share Reconciliation
	Fiscal Year Ended March 31,
(in thousands except for per share amounts)	2022	2021

As Reported: Net income attributable to Universal Corporation	$86,577	$87,410
Non-GAAP adjustments to income before income taxes
Purchase accounting adjustment(1)	3,057	2,800
Transaction costs for acquisitions(2)	2,310	3,915
Fair value adjustment to contingent consideration for FruitSmart acquisition(3)	(2,532)	(4,173)
Restructuring and impairment costs(4)	10,457	22,577
Interest (income) expense related to a final income tax ruling and settlements at a foreign subsidiary	(470)	1,849
Total of Non-GAAP adjustments to income before income taxes	12,822	26,968

Non-GAAP adjustments to income taxes
Impact to income taxes (benefit) from Non-GAAP adjustments to income before income taxes(5)	(2,181)	(4,290)
Income tax benefit on a final tax ruling (fiscal year 2022) and dividends paid from foreign subsidiaries (fiscal year 2021)(6)	(1,686)	(4,421)
Total of income tax impacts for Non-GAAP adjustments to income before income taxes and Non-GAAP adjustments to income taxes	(3,867)	(8,711)
Impact to net income attributable to noncontrolling interests in subsidiaries from Non-GAAP adjustments	(1,154)	(487)
As adjusted: Net income attributable to Universal Corporation (Non-GAAP)	$94,378	$105,180

As reported: Diluted earnings per share	$3.47	$3.53
As adjusted: Diluted earnings per share (Non-GAAP)	$3.79	$4.25

(1)The Company recognized an increase in cost of goods sold in the third quarters of fiscal year 2022 and 2021, relating to the expensing of fair value adjustments to inventory associated with the acquisition accounting for Shank’s (effective October 4, 2021) and Silva (effective October 1, 2020). The adjustment related to the Silva acquisition is not deductible for U.S. income tax purposes.

(2)The Company incurred selling, general, and administrative expenses for the due diligence and other transaction costs associated with the acquisitions of Shank’s and Silva. A portion of the transaction costs associated with the Shank’s acquisition are not deductible for U.S. income tax purposes. The transaction costs for the Silva acquisition are not deductible for U.S. income tax purposes.

(3)The Company reversed the contingent consideration liability for the FruitSmart acquisition, as a result of certain performance metrics that did not meet the required threshold stipulated in the purchase agreement.

(4)Restructuring and impairment costs are included in Consolidated operating income in the consolidated statements of income, but excluded for purposes of Adjusted operating income, Adjusted net income available to Universal Corporation, and Adjusted diluted earnings per share. See Note 4 for additional information.

(5)The income tax effect of Non-GAAP adjustments was determined based on the timing and nature of the specific Non-GAAP adjustments and their relevant jurisdictional income tax rates (foreign, state, and local) and the applicable U.S. federal income tax rates. The Company considers current and deferred income tax rates to calculate the impact to income taxes for the Non-GAAP adjustments.

(6)The Company recognized income tax benefits related to a favorable final income tax ruling at a foreign subsidiary (fiscal year 2022) and final U.S. tax regulations on certain dividends paid by foreign subsidiaries (fiscal year 2021).

Item 8. Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 45

2. Please present accounts payable separately from accrued expenses. Also, tell us and disclose with quantification as of each balance sheet date any component of accrued expenses exceeding the disclosure threshold. Refer to Rules 5-02.19 and .20 of Regulation S-X.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that for the fiscal years ended March 31, 2022 and 2021, accounts payable represented $168.5 million and $61.8 million, respectively. For the fiscal years ended March 31, 2022 and 2021, the combined balance of accrued expenses and other current liabilities represented $103.6 million and $77.7 million, respectively. Dividends payable on outstanding common

U.S. Securities & Exchange Commission
March 31, 2023

stock, a component of other current liabilities, represented $18.9 million or 6.4% of total current liabilities on the consolidated balance sheet for the fiscal year ended March 31, 2021. Although the balance of dividends payable at March 31, 2021 exceeded the 5% threshold as defined by Rule 5-02.20 of Regulation S-X, we believed the amount was not material to disclose on the consolidated balance sheet. No other components of accrued expenses and other current liabilities exceeded 5% of total current liabilities for the fiscal years ended March 31, 2022 or 2021.

The following table separately presents the Total current liabilities section for the respective consolidated balance sheets filed on Form 10-K for fiscal years ended March 31, 2022 and 2021:

	March 31,
(in thousands of dollars)	2022	2021
Current liabilities
Notes payable and overdrafts	$182,639	$101,294
Accounts payable	168,491	61,827
Accounts payable - unconsolidated affiliates	5,308	1,282
Customer advances and deposits	13,724	8,765
Accrued compensation	27,281	29,918
Income taxes payable	7,427	4,516
Current portion of operating lease liabilities	10,303	7,898
Accrued expenses and other current liabilities	103,551	77,657
Current portion of long-term debt	—	—
Total current liabilities	518,724	293,157

In future filings, we will separately present accounts payable and accrued expenses and other current liabilities on our consolidated balance sheets. Additionally, in future filings, we will quantify and determine if any amounts exceed the 5% threshold and will disclose the amount(s), if material, on the consolidated balance sheets or in the notes to the consolidated financial statements.

Consolidated Statements of Cash Flows, page 47

3. Please breakout the line items under the changes in operating assets and liabilities, net section of your cash flows from operating activities into smaller components. For example, changes in inventories should be presented separately from other assets. Refer to ASC 230-10-45-29.

Response:
The Company acknowledges the Staff’s comment and in future filings will expand the number of line items presented in the changes in operating assets and liabilities section of the operating activities category on the consolidated statements of cash flows.

U.S. Securities & Exchange Commission
March 31, 2023

Below is a presentation of the operating activities section of the consolidated statements of cash flows for the fiscal years ended March 31, 2022, 2021, and 2020 reflecting this change:

	Fiscal Year Ended March 31,
(in thousands of dollars)	2022	2021	2020
Cash Flows From Operating Activities
Net income	$103,604	$96,314	$78,003
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	52,521	44,733	38,379
Provision for losses (recoveries) on advances and guaranteed loans to suppliers	5,988	5,534	937
Inventory writedowns	19,944	13,463	10,319
Stock-based compensation expense	6,186	6,106	5,631
Foreign currency remeasurement loss (gain), net	19,029	(8,475)	16,422
Foreign currency exchange contracts	(13,210)	(1,567)	499
Deferred income taxes	(2,473)	(2,335)	(8,697)
Equity in net (income) loss of unconsolidated affiliates, net of dividends	(329)	(296)	1,101
Restructuring and impairment costs	10,457	22,577	7,543
Restructuring payments	(4,134)	(8,283)	(2,787)
Change in estimated fair value of contingent consideration for FruitSmart acquisition	(2,532)	(4,173)	—
Other, net	513	(1,373)	(9,271)
Change in operating assets and liabilities, net:
Accounts receivable and advances from suppliers	(23,185)	(5,239)	16,267
Inventories	(245,920)	54,553	(99,094)
Other assets	(15,991)	(11,354)	4,556
Accounts payable	108,746	11,331	(22,673)
Accrued expenses and other current liabilities	14,356	14,840	(25,861)
Income taxes	6,644	(4,516)	10,927
Customer advances and deposits	4,668	(1,426)	(11,304)
Net cash provided by operating activities	44,882	220,414	10,897

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We believe the foregoing answers are responsive to your comments. Should the Staff have further questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (804) 359-9311.

Sincerely,
/s/ Johan Kroner
Johan Kroner
Senior Vice President and
Chief Financial Officer